WOLLMUTH MAHER & DEUTSCH LLP
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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
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October 4, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Information Provided Subsequent to Lord Burns Appointment as Deputy Chairman of Marks and Spencer Group plc.	October 4, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

The following information is given, subsequent to Lord Burns appointment as Deputy Chairman of Marks and Spencer Group plc on 1 October 2005.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, Lord Burns has advised that he is currently a director of Pearson plc and Banco Santander Central Hispano SA. In addition, Lord Burns has been director of The British Land Company plc, Legal & General Group plc and Chairman of Abbey National plc within the last five years.

Lord Burns is also currently Chairman of Abbey National plc and Glas Cymru (Welsh Water), which are not publicly quoted companies.

In accordance with paragraph 9.6.13 (2) - (6) of the Listing Rules, he has advised that on appointment he has no details to disclose.

In accordance with s329 Companies Act 1985 it is disclosed that on appointment Lord Burns has an interest in 2,000 Ordinary shares of 25p each in Marks and Spencer Group plc.

For further information, please contact:

Anthony Clarke
Corporate Governance
020 8718 9940

Corporate Press Office
020 8718 8323